SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                          ------------------------

                              FORM 11-K

                          ------------------------

 (MARK ONE)
  X  Annual Report pursuant to Section 15(d) of the Securities
     Exchange Act of 1934 for the fiscal year ended December 31,
1995

    Transition Report pursuant to Section 15(d) of the Securities
    Exchange Act of 1934 for the transition period from _________ to _________.

         STRUCTURAL DYNAMICS RESEARCH CORPORATION TAX DEFERRED
                 CAPITAL ACCUMULATION PLAN
                   (Full title of the plan)


                  STRUCTURAL DYNAMICS RESEARCH CORPORATION
     (Name of issuer of the securities held pursuant to the plan)

           2000 Eastman Drive, Milford, Ohio 45150
            (Address of principal executive office)













       Structural Dynamics Research Corporation
         Tax Deferred Capital Accumulation Plan

                 Financial Statements and
                   Additional Information
               December 31, 1995 and 1994

Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan

Table of Contents to Financial Statements and Additional Information






Report of Independent Accountants

Financial Statements:

  Statement of Net Assets Available for Plan Benefits by Fund

  Statement of Changes in Net Assets Available for Plan Benefits

  Notes to Financial Statements


Additional Information: *

  Schedule I - Schedule of Assets Held for Investment Purposes

  Schedule II - Schedule of Reportable Transactions




* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS




     To the Participants and Administrator
     of the Structural Dynamics Research Corporation
     Tax Deferred Capital Accumulation Plan


     In our opinion, the accompanying statements of net assets available for benefits by fund and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Structural Dynamics Research Corporation Tax Deferred Capital Accumulation Plan (the "Plan") at December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional  information  included in  Schedules  I  and  II  is presented  for purposes of additional analysis  and  is  not  a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund.  Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


     /s/ Price Waterhouse LLP

     PRICE WATERHOUSE LLP
     Cincinnati, Ohio
     June 19, 1996

Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan

Statement of Net Assets Available for Plan Benefits by Fund
(Amounts in thousands)

                                December 31, 1995


              Company  Spectrum Fixed              Equity Stable
              Stock    Growth   Interest Balanced  Income Value
              Fund     Fund     Fund     Fund      Fund   Fund
Assets:
Investments, at
fair value
(Note 2):
Shares of
Registered
Investment Co.
T. Rowe Price $    --  $4,370   $   --   $5,633   $6,924  $152
Securities of
participating
employer       27,263      --       --       --       --    --
Participants'
loans              --      --       --       --       --    --
                ------  -----    -----   ------    ----- -----
                27,263  4,370       --    5,633    6,924   152

Deposit with
insurance
company (Note 4)    --     --    8,375       --       --    --
                ------  -----    -----   ------    ----- -----
Total
investments     27,263  4,370    8,375    5,633    6,924   152
                ------  -----    -----   ------    ----- -----

Receivables:
Employer
contributions      308     --       --       --        --   --
Participant
contributions       59     55       --       52        59   71
                  -----  -----     ----    -----     -----  ---
Total
receivables        367     55       --       52        59   71
                  -----  -----     ----    -----     -----  ----
Assets available
for plan
benefits       $27,630 $4,425   $8,375   $5,685    $6,983 $223
                ======  ======    =====    =====     =====  ===



               Loan   Other
               Fund   Funds  Total
Assets:
Investments, at
fair value
(Note 2):
Shares of
Registered
Investment Co.
T. Rowe Price $  --  $ 3    $17,082
Securities of
participating
employer         --   --     27,263
Participants'
loans           284   --        284
               -----  ----    ------
                284    3     44,629

Deposit with
insurance
company
(Note 4)         --   --      8,375
              -----  ----   -------
Total
investments     284    3     53,004
              -----  ----   -------

Receivables:
Employer
contributions    --   --        308
Participant
contributions    --   48        344
                ---- ----     -----
Total
receivables      --   48        652
                ----- ----     -----
Assets
available
for plan
benefits       $284  $51    $53,656
               ====   ==     ======




                   The accompanying notes are an integral part
                         of these financial statements.

Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan

Statement of Net Assets Available for Plan Benefits by Fund
(Amounts in thousands)


                                December 31, 1994




                  Company            Fixed
                   Stock    Equity  Interest Balanced  Growth   Loan
                    Fund     Fund     Fund    Fund      Fund    Fund     Total
Assets:
 Investments, at
  fair value
  (Note 2):
 Securities of
  participating
  employer         $4,149    $   --   $   --  $   --   $   --    $ --  $ 4,149
 Money market
  accounts              1       246       --     299      523      --    1,069
 U.S. Government
  securities           --        --       --   1,329       --      --    1,329
 Common stocks         --     5,138       --   2,303    2,360      --    9,801


 Participants'
  loans                --        --       --      --       --     285      285
                    -----     -----    -----   -----    -----    ----   ------
                    4,150     5,384       --   3,931    2,883     285   16,633
Deposit with
 insurance
 company, at
 contract
 value (Note 4)        --        --    6,884      --       --      --    6,884
                     ----      ----    -----    ----     ----    ----    -----


Total
 investments        4,150     5,384    6,884   3,931    2,883     285   23,517
                    -----     -----    -----   -----    ----     ----   ------


Receivables:
 Employer
  contributions       696        76      109      96      137      --    1,114
 Participant
  contributions        41        62       85      57       61      --      306
 Accrued
  interest             --        --       --      19       --      --       19
                    -----      -----   -----    ----     -----   ----    -----
   Total
    receivables       737       138      194     172      198      --    1,439
                    -----      -----   -----    ----     -----   ----    -----
 Cash                  --        15       --      --       --      --       15
                    -----      -----   -----    ----     -----   ----    -----
Assets available
 for plan
 benefits          $4,887    $5,537   $7,078  $4,103   $3,081    $285  $24,971
                    =====     =====    =====   =====    =====     ===   ======




                   The accompanying notes are an integral part
                         of these financial statements.

Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan

Statement of Changes in Net Assets Available for Plan Benefits
(Amounts in thousands)



                                          December     December
                                          31, 1995     31, 1994
Additions:
Additions to net assets attributed to:-
  Investment income:
   Net appreciation/(depreciation) in fair
    value of investments                    $25,278     $(8,835)
   Interest                                     578         661
   Dividends                                  1,213         182
                                             ------      ------
                                             27,069      (7,992)
                                             ------      ------
  Contributions:
   Participant                                3,731       4,071
   Employer                                   1,196       1,114
                                             ------      ------
                                              4,927       5,185
                                             ------      ------
     Total Additions                         31,996      (2,807)
                                             ------      ------
Deductions:
  Benefits paid to participants              (3,188)     (1,040)
  Investment expenses                          (123)       (151)
                                              -----       -----
    Total Deductions                         (3,311)     (1,191)
                                              -----       -----
  Net increase (decrease)                    28,685      (3,998)

Net assets available for benefits:
  Beginning of period                        24,971      28,969
                                             ------      ------
  End of period                             $53,656     $24,971
                                             ======      ======

* See Note 7 for changes in net assets available for benefits by investment fund.





                   The accompanying notes are an integral part
                         of these financial statements.


Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan

Notes to Financial Statements
(Amounts in thousands)

(1)Description of Plan


   The following description of the Structural Dynamics Research Corporation Tax Deferred Capital Accumulation Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      (a)  General

            The Plan is a defined contribution plan covering all salaried employees of the domestic divisions of Structural
      Dynamics Research Corporation (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      (b)  Contributions

            A participant may make contributions to the Plan by authorizing a reduction of their compensation (before-tax contribution) of at least 1% up to a maximum of 15%. The
      Company  will  reduce  the participant's compensation  by  the authorized percentage, subject to limits specified by the Plan. The Company may provide a matching contribution equal to  50%  of  the participant's contribution.  Additionally,  a participant's contribution in excess of 6% of his compensation is disregarded for the purpose of determining the Company's matching contribution. The Company's matching contribution, if any, may take the form of either Company Common Stock or cash. Participants other than officers can redirect the Company's accumulated matching contribution into other investment options offered under the Plan.

            The  Company  may elect to make additional discretionary
      contributions. Such contributions shall be allocated to the account of each participant in an amount equal to the ratio of the employee's annual salary to the total annual salaries paid to all participants. Participants other than officers can redirect the Company's discretionary contributions into other investment options offered under the Plan.

      (c)  Participant Accounts

             Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Earnings, gains and losses of each investment fund are allocated among the accounts of all participants in each fund in the ratio each participant account bears to the total account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      (d)  Vesting

            Participants are immediately vested in their voluntary contributions plus actual earnings thereon. One hundred percent vesting in the Company contributions occurs after three years of continuous service. Forfeitures of Company contributions by participants when they terminate before becoming vested are used to reduce future Company contributions. At December 31, 1995 and 1994, forfeited nonvested accounts totaled $102 and $26, respectively. During 1995 and 1994, employer contributions were reduced by $-0- and $49, respectively, from forfeited nonvested accounts.

      (e)  Investment Options

            Through October 31, 1995, participants directed employee and employer contributions in any of the following investment options:

      -   Company Stock Fund
           This fund is invested in Structural Dynamics Research Corporation Common Stock.

      -   Equity Fund
           This fund is a portfolio of the common stocks of major corporations and cash reserves.


Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan

Notes to Financial Statements (continued)
(Amounts in thousands)

      (e)  Investment Options (continued)
           -    Fixed Interest Fund
                This fund is invested in a guaranteed investment contract with an insurance company.

            -    Balanced Fund
                 This fund is a portfolio of U.S. Government securities, the common stocks of major corporations and cash reserves.

            -    Growth Fund
                 This fund is a portfolio of common stocks of major corporations and cash reserves.

           As of November 1, 1995, all investments (except the Fixed Interest Fund which remained with the insurance company) were transferred to comparable funds at T. Rowe Price. These fund alternatives were a Company Stock Fund, Equity Income Fund, Balanced Fund and Spectrum Growth Fund. In addition to these funds, new investment alternatives under T. Rowe Price include the Stable Value Fund, the International Stock Fund, the New Horizons Fund, the Small-Cap Value Fund, the Science and Technology Fund, the International Bond Fund and the Spectrum Income Fund.

     (f)  Payment of Benefits

            Under the terms of the Plan, participants' accounts are distributable upon termination of employment. Participants may also make withdrawals in the case of financial hardship (as determined by the Plan Administrator).

            Amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan were approximately $262 and $1,010 at December
     31, 1995 and 1994, respectively, and have been included as a component of assets available for plan benefits. The Plan is required to file a Form 5500 with the Internal Revenue Service which reflects benefits payable as a liability and, accordingly, a deduction from assets available for plan benefits.


   (g)  Loans

      The Plan allows participants to borrow a minimum of $1 up to a maximum equal to the lesser of $50 or 50% of their interest in all funds other than the Company Stock Fund, within certain limitations and upon approval by the Plan Administrator. Loan transactions are treated as a transfer to (from) the investment options of the Plan from (to) the Loan Fund. Loan terms range from 1 - 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at 2% over the prime rate on the first day of the month preceding the effective date of the loan. The interest rate is fixed for the entire repayment period. Principal
      and   interest   is  paid  ratably  through  monthly   payroll
      deductions.

     (h)  Trust Agreement

            The Company had entered into a Trust Agreement with Smith Barney Shearson (Shearson), with respect to the operation of the Plan and the establishment and management of the trust fund. Shearson, as Trustee, initially invested all participants' contributions to the Plan into a money market account, and subsequently distributed the amounts
      among   the  funds  as  directed  by           the  individual
      participants.   This agreement was terminated on  October  31,
      1995.  As of            November 1, 1995, the Company  entered
      in an agreement with T. Rowe Price Trust Company (T. Rowe) whereby T. Rowe became the Trustee of the Plan. T. Rowe invests  and  holds all contributions made to it by  the  Plan
      Administrator.




Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan

Notes to Financial Statements (continued)
(Amounts in thousands)

(2)   Summary of Significant Accounting Policies

      (a)  Basis of Presentation

            The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

      (b)  Investments and Income Recognition

             Money market accounts are valued at cost which approximates fair value. All other investments are recorded at fair value based on quotations obtained from national securities exchanges. Participant loans are recorded at the unpaid principal balances of the individual loans. See
      Note 4 for accounting for insurance company contracts.

            Purchases and sales of investments are recorded on the trade date. Gains or losses on the sale of investments are calculated on the specific identification method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      (c)  Contributions

            Employee contributions are recorded in the period  which
      the   Company   makes  payroll  deductions   from   the   Plan
      participants' earnings.

      (d)  Expenses

            Certain administrative fees of the Plan are paid by  the
      Company.    Investment expenses are paid by the Plan  and  are
      deducted from investment income.

      (e)  Reclassifications

            Certain amounts in the 1994 financial statements have been reclassified to conform with the 1995 presentation.

      (f)  Payment of Benefits

           Benefits are recorded when paid.

(3)   Benefit Obligations

      Benefit obligations for persons who have withdrawn from participation in the Plan are as follows:

                                        December 31,
                                      1995        1994

          Company Stock Fund         $ 19         $223
          Equity Fund                  37          292
          Fixed Interest Fund          --          272
          Stable Value Fund            64           --
          Balanced Fund               110           70
          Growth Fund                  --          153
          Spectrum Growth Fund         32           --

      These amounts are reflected as liabilities in the Plan's  Form
      5500.


Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan

Notes to Financial Statements (continued)
(Amounts in thousands)


(4)   Investments

   During 1995 and 1994, the Plan maintained a deposit contract with Connecticut General Life Insurance Company (CIGNA). CIGNA held the Plan's investments in a guaranteed investment contract which provided an average rate of return of 7.63% and 6.74% for the years ended December 31, 1995 and 1994, respectively.

   As of December 31, 1995, the contract with CIGNA was terminated. A gain of $345 resulted over and above the contract value. The amount recorded at December 31, 1995 reflects the market value of the contract. The contract was stated at contract value at December 31, 1994. On January 1, 1996, the contract value plus the gain was allocated to the T. Rowe Price Stable Value Fund.

   At June 19, 1996, the fair market value of the Company's Common Stock was $19.75 per share. Based on shares held at December 31, 1995, this approximates a $9,034 decrease in the value of the Common Stock Fund since December 31, 1995.

   During 1995 and 1994, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by $25,278 and $(8,835), respectively, as follows:

                                             December 31,
                                        1995            1994

   Securities of participating        $22,030         $(8,445)
    employer
   Mutual  funds                          346              --
   U.S. Government securities              --            (123)
   Common stocks                        2,902            (267)
     Net change in fair value         $25,278         $(8,835)

(5)Plan Termination

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(6)Tax Status

   The  Plan  obtained its latest determination letter on  July  21,
   1992,  in  which  the Internal Revenue Service  stated  that  the
   Plan, as then designated, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan filed for a new determination letter in 1995. However, the Plan Administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan Administrator believes that the Plan is qualified and its underlying trust is tax exempt as of the financial statement date.

Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan
Notes to Financial Statements (continued)

(Amounts in thousands)


(7)Changes in Net Assets Available For Benefits by Investment Fund

                    Company         Fixed
                    Stock   Equity  Interest Balanced Growth  Loan
                    Fund    Fund    Fund     Fund     Fund    Fund  Total


Beginning Balance
 1/01/95             $ 4,887   $5,537   $7,078  $4,103  $ 3,081  $285  $24,971

Additions:
Additions to
net assets
attributed to:-

Investment income:
Net appreciation in
fair value
of investments        11,694    1,119       --     839      944    --   14,596
Interest                   1        9      414     117       11    26      578
Dividends                 --      101       --      39       19    --      159
                      ------   ------    -----    ----     ----   ---   ------
                      11,695    1,229      414     995      974    26   15,333
                      ------   ------    -----    ----     ----   ---   ------

Contributions:
Participant              479      541      690     546      591    --    2,847
   Employer               --       --       --      --       --    --       --
                      ------   ------    -----    ----     ----   ---    -----
                         479      541      690     546      591    --    2,847
                      ------   ------    -----    ----     -----  ---    -----
Total Additions       12,174    1,770    1,104   1,541    1,565    26   18,180
                      ------   ------    -----   -----    -----   ---   ------
Deductions:
Benefits paid to
participants            (470)    (531)    (745)   (376)    (560)   --   (2,682)
Investment expenses       --      (61)      --     (35)     (27)   --     (123)
Transfers                (90)    (238)     424      38     (108)  (26)      --
                       ------   -------   -----   -----    ------  ----  -------
Total Deductions        (560)    (830)    (321)   (373)    (695)  (26)  (2,805)
                       ------   -------   -----   -----    ------  ----  -------

Net increase
(decrease)            11,614      940      783   1,168      870    --   15,375

Net assets
available for
benefits:

Ending Balance
10/31/95             $16,501   $6,477   $7,861  $5,271  $ 3,951  $285  $40,346
                      ======   ======    =====   =====   ======  ====   ======



Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan
Notes to Financial Statements (continued)

(Amounts in thousands)


(7)Changes  in Net Assets Available For Benefits by Investment  Fund
   (continued)

                      Company  Equity   Fixed               Spectrum Stable
                      Stock    Income   Interest  Balanced  Growth   Value
                      Fund     Fund     Fund      Fund      Fund     Fund
Transfer from
previous
administrator
11/01/95             $16,501  $6,477   $7,861     $5,271   $3,951   $  --

Additions:
Additions to net
assets
 attributed to:-
  Investment income:
   Net appreciation/
   (depreciation) in
   fair value of
   investments        10,336     261       --        133      (48)     --

   Interest               --      --       --         --       --      --
   Dividends              --     195      472         90      296       1
                      ------   -----     ----        ----    ----    -----
                      10,336     456      472        223      248       1
                      ------   -----    -----        ----    ----    -----

  Contributions:
   Participant           141     156       --        150      164     222
   Employer              863      56       89         75      113      --
                      ------   -----    -----        ---      ---     ---
                       1,004     212       89        225      277     222
                      ------   -----    -----       ----      ---     ---
     Total Additions  11,340     668      561        448      525     223
                      ------   -----    -----       ----      ---     ---
Deductions:
  Benefits paid to
   participants         (211)   (162)     (47)       (34)     (51)     --
  Investment expenses     --      --       --         --       --      --
                      ------   -----    -----       ----      ---     ---
     Total Deductions   (211)   (162)     (47)       (34)     (51)     --
                      ------   -----    -----       ----      ---     ---
  Net increase
  (decrease)          11,129     506      514        414      474     223

Net assets available
 for benefits:

Ending Balance
 12/31/95            $27,630  $6,983   $8,375      $5,685  $4,425    $223
                      ======  ======   ======       =====   =====     ===

/TABLE

                       Loan  Other
                       Fund  Funds  Total
Transfer from
previous
administrator
11/01/95               $285  $ --   $40,346

Additions:
Additions to net
assets
 attributed to:-
  Investment income:
   Net appreciation/
   (depreciation) in
   fair value of
   investments           --    --    10,682

   Interest              --    --        --
   Dividends             --    --     1,054
                        ----   ----  -------
                         --    --    11,736
                       -----   ----  -------

  Contributions:
   Participant           --    51       884
   Employer              --    --     1,196
                        ---   -----  ------
                         --    51     2,080
                        ---   -----  ------
     Total Additions     --    51    13,816
                        ---   -----  ------
Deductions:
  Benefits paid to
   participants          (1)   --      (506)
  Investment expenses    --    --        --
                        ---   -----  ------
     Total Deductions    (1)   --      (506)
                        ---   -----  ------
  Net increase
  (decrease)             (1)   51    13,310

Net assets available
 for benefits:

Ending Balance
 12/31/95              $284   $51   $53,656
                       =====  ===   =======

/TABLE

Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan
Notes to Financial Statements (continued)

(Amounts in thousands)


(7)Changes  in Net Assets Available For Benefits by Investment  Fund
   (continued)

                       Company          Fixed
                        Stock  Equity  Interest Balanced  Growth   Loan
                        Fund    Fund     Fund   Fund      Fund     Fund    Total
Beginning Balance
 1/01/94              $12,156 $4,690  $6,358   $3,505    $2,066    $194   $28,969

Additions:
Additions to net
assets
 attributed to:-
  Investment income:
  Net depreciation
  in fair
  value of
  investments          (8,445)  (176)     --     (107)     (107)     --    (8,835)

   Interest                --     48     442      140        12      19       661
   Dividends               --    123      --       42        17      --       182
                       ------   ----    ----     ----      -----   ----    ------
                       (8,445)    (5)    442       75       (78)     19    (7,992)
                       ------   ----    ----     ----      -----   ----    ------

  Contributions:
   Participant            630    843     944      849       805      --     4,071
   Employer               697     75     109       96       137      --     1,114
                        -----   ----   -----     ----      -----   ----    ------
                        1,327    918   1,053      945       942      --     5,185
                        -----   ----   -----     ----      -----   ----    ------

   Total Additions     (7,118)   913   1,495    1,020       864      19    (2,807)
                        -----   ----  ------   ------      ----    ----     -----

Deductions:
  Benefits paid to
   participants          (273)  (143)   (391)    (172)      (61)     --    (1,040)

  Investment expenses      --    (64)    (17)     (42)      (28)     --      (151)
  Transfers               122    141    (367)    (208)      240      72        --
                         ----    ---    -----    -----     -----   -----   ------
     Total Deductions    (151)   (66)   (775)    (422)      151      72    (1,191)
                         ----    ---    -----    -----     -----   -----   ------
  Net (decrease)
   increase            (7,269)   847     720      598     1,015      91    (3,998)

Net assets available
for benefits:

Ending Balance
12/31/94              $ 4,887 $5,537  $7,078   $4,103    $3,081    $285   $24,971
                       ======  =====  ======   ======    ======    ====    ======

/TABLE

Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan

Additional Information

Schedule of Assets Held For Investment Purposes  - Form 5500 Item 27
(a)
Schedule I



                                    Cost          Fair
                                                  Value

 * T. Rowe Price:
      Equity Income Fund         $6,662,566      $6,923,610
      Balanced Fund               5,499,898       5,632,923
      Spectrum Growth Fund        4,418,761       4,370,034
      Stable Value Fund             151,839         151,839
      Science and Technology Fund     1,244           1,089
      International Stock Fund          564             563
      Small-Cap Value Fund              465             453
      New Horizons Fund                 446             414
      International Bond Fund           385             385
      Spectrum Income Fund               67              67

 * SDRC Common Stock              8,250,622      27,263,406
   CIGNA Deposit Contract         8,374,512       8,374,512
   Participants' Loans              283,960         283,960
                                 ----------      ----------
    Total                       $33,645,329     $53,003,255
                                 ==========      ==========


*  Denotes party-in-interest

Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan

Additional Information

Schedule   of   Reportable  Transactions  -   Form   5500   Item   27   (d)
Schedule II



                                                                         Current
                                                                         value on
Identity of  Description Number of    Purchase    Selling     Cost of    transaction
party        of          transactions  price       price      asset sold      date    Net
involved     investments                                                              gain

Dreyfus      Short-term  295          $18,866,481 $        -- $        __ $18,866,481 $--
Government   pooled      120                   --  19,935,005  19,935,005  19,935,005  --
Securities   investment
             fund

Smith Barney
Money Fund,
Inc.,
Government   Short-term   74            6,593,740          --          --   6,593,740  --
Portfolio    pooled       58                   --   6,599,282   6,599,282   6,599,282  --
             investment
             fund

T. Rowe
Price
Equity
Income       Mutual       11            6,468,614          --          --   6,468,614  --
Fund         Fund          3                  668         668         668          --  --

T. Rowe Price
Spectrum
Growth       Mutual       12            4,122,851          --          --   4,122,851  --
Fund         Fund          3                   --         445         445         445  --


T. Rowe Price
Balanced     Mutual       11            5,411,255          --          --   5,411,255  --
Fund         Fund          5                   --         885         885         885  --


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on behalf of the undersigned hereunto duly authorized.

STRUCTURAL DYNAMICS RESEARCH CORPORATION

By: /s/ Bryan M. Valentine                  Date:  6/24/96
   Bryan M. Valentine
   Vice President - Human Resources


By: /s/ Jeffrey J. Vorholt                 Date:  6/26/96
   Jeffrey J. Vorholt
   Vice President, Chief Financial Officer and Treasurer



                       CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-22136) of Structural Dynamics Research Corporation of our report dated June 19, 1996 appearing on page 3 of the Annual Report of the Structural Dynamics Research Corporation Tax Deferred Capital Accumulation Plan on Form 11-K for the year ended December 31, 1995.



/s/ Price Waterhouse LLP

PRICE WATERHOUSE LLP
Cincinnati, Ohio
June 19, 1996